Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273163

EQT EXETER REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JUNE 17, 2024

TO THE PROSPECTUS DATED APRIL 19, 2024

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2024;

•	to disclose the calculation of our May 31, 2024 net asset value (“NAV”) per unit/share for all unit/share classes; and

•	to provide an update on the current public offering.

July 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2024 (and repurchases, if applicable, as of June 30, 2024) is as follows:

Transaction Price (per share)
Class T	$10.03
Class S	$10.03
Class D	$10.03
Class I	$10.03
Class A-I	$10.03
Class A-II	$10.03

As of May 31, 2024, we had not sold any Class T, Class S, Class D, Class I, Class A-I or Class A-II common shares. As a result, the transaction price for each of our Class T, Class S, Class D, Class I, Class A-I and Class A-II common shares is based on the NAV per share for our Class E common shares and Class E units of the Operating Partnership as of May 31, 2024. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.

May 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per unit/share as of May 31, 2024 along with a comparable breakdown for the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of May 31, 2024 ($ and units/shares in thousands):

Components of NAV	May 31, 2024
Investment in real estate	$61,100
Cash and cash equivalents	1,972
Other assets	29
Other liabilities	(275)
Preferred stock	(229)
Net asset value	$62,597
Number of outstanding units/shares	6,240

The following table sets forth our total NAV and NAV per unit/share by class as of May 31, 2024 ($ and units/shares in thousands, except per unit/share data):

NAV Per Unit/Share	Class E Units	Class E Shares	Total
Net asset value	$62,396	$201	$62,597
Number of outstanding units/shares	6,220	20	6,240
NAV per unit/share as of May 31, 2024	$10.03	$10.03	$10.03

The valuation of our real property as of May 31, 2024 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor, in accordance with our valuation guidelines. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.25%	5.75%

A change in these assumptions would impact the calculation of the value of our real property. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of real property:

Input	Hypothetical Change	Industrial Property Value
Discount Rate	0.25% decrease	1.9%
	0.25% increase	(1.9)%
Exit Capitalization Rate	0.25% decrease	2.7%
	0.25% increase	(2.5)%

Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of April 30, 2024 ($ and units/shares in thousands):

Components of NAV	April 30, 2024
Investment in real estate	$60,933
Cash and cash equivalents	1,939
Other assets	10
Other liabilities	(263)
Preferred stock	(227)
Net asset value	$62,392
Number of outstanding units/shares	6,240

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investment in real estate as of April 30, 2024 was initially valued at cost.

The following table sets forth our total NAV and NAV per unit/share by class as of April 30, 2024 ($ and units/shares in thousands, except per unit/share data):

NAV Per Unit/Share	Class E Units	Class E Shares	Total
Net asset value	$62,192	$200	$62,392
Number of outstanding units/shares	6,220	20	6,240
NAV per unit/share as of April 30, 2024	$10.00	$10.00	$10.00

Status of our Current Public Offering

Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any shares in this offering. We intend to offer and sell shares in our public offering on a monthly basis.

Experts

The statements included in this Supplement under the section titled “May 31, 2024 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.